HILBURN, CALHOON, HARPER, PRUNISKI & CALHOUN, LTD.

ATTORNEYS AT LAW

ONE RIVERFRONT PLACE - EIGHTH FLOOR

NORTH LITTLE ROCK, ARKANSAS 72114

POST OFFICE BOX 5551

NORTH LITTLE ROCK, ARKANSAS 72119

TELEPHONE: (501) 372-0110

FACSIMILE: (501) 372-2029

December 18, 2017

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Mr. Michael Clampitt,

Staff Attorney, Office of Financial Services

RE:Stone Bancshares, Inc.

Withdrawal of Amendment No. 3 to Offering Statement on Form 1-A

Filed December 15, 2017

File No. 024-10757

Ladies and Gentlemen:

Please be advised that the issuer hereby withdraws its filing of December 15, 2017 because an incorrect file number (File No. 024-10775) was used in the filing.

If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ John E. Pruniski, III

JEP/bl

cc:Stone Bancshares, Inc.